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News Release
For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE ANNOUNCES DETAILS OF PLANS OF ARRANGEMENT

Montréal, (Québec), July 7, 2006 - BCE Inc. (TSX, NYSE: BCE) announced the following transactions as a result of the completion today of the Aliant Inc. (“Aliant”) plan of arrangement, under Section 192 of the Canada Business Corporations Act (the “Aliant Plan”). These transactions precede the formal launch of the new Bell Aliant Regional Communications Income Fund (the “Fund”) on Monday July 10, 2006.

Under the Aliant Plan, the wireline operations of Aliant were combined with certain of Bell Canada’s wireline operations in its regional territories in Ontario and Québec to form the new Fund. In order to effect the Aliant Plan, the Fund directly and indirectly acquired all of the outstanding common shares of Aliant, as well as BCE’s 63.4% indirect interest in Telebec, Limited Partnership and NorthernTel, Limited Partnership, which is exchangeable for a 63.4% interest in the Bell Nordiq Income Fund. As part of this transaction, Bell Canada acquired Aliant Mobility’s wireless operations and Aliant’s DownEast Communications (“DownEast”) retail outlets. In addition, approximately $1.25 billion of Bell Canada debt was effectively transferred to the Fund. In connection with the completion of the Aliant Plan, Bell Canada and the Fund also entered into a number of outsourcing and commercial agreements.

As a result of the Aliant Plan, BCE now owns, directly and indirectly, a 73.5% voting and equity interest in the Fund (on a fully-diluted basis). Approximately 28.8% of this interest is held directly in the form of units of the Fund, and the balance is held directly and indirectly in the form of exchangeable limited partnership interests in underlying entities of the Fund.

In connection with the Aliant Plan, BCE entered into a securityholders’ agreement with, among others, the Fund, Bell Canada, the successor to Aliant and Bell Aliant Regional Communications Holdings Inc., an underlying entity of the Fund, as a result of which BCE was given the right to appoint or nominate, as applicable, a majority of the directors of Bell Aliant Regional Communications Holdings Inc. and the trustees of the Fund (and a majority of the directors and trustees of certain underlying entities of the Fund), subject to certain conditions, for so long as BCE has more than a 30% interest in the Fund (on a fully-diluted basis).

BCE will distribute to its common shareholders, by way of a separate plan of arrangement (the “BCE Plan”), approximately 64,628,000 units of the Fund (representing an approximate 28.8% interest in the Fund, on a fully-diluted basis). BCE will directly and indirectly hold an approximate 44.7% interest in the Fund (on a fully-diluted basis) immediately following this distribution to its common shareholders of record at the close of business on July 10, 2006, concurrent with the consolidation of BCE’s common shares on a 0.915 for 1 basis.

As required by applicable securities laws, BCE hereby discloses that it holds its interest in the Fund for strategic purposes and that although it has no current intention to acquire additional securities of the Fund, it reserves the right to increase or decrease, from time to time, its ownership over securities of the Fund.

Special trading and settlement rules issued on July 6, 2006 by the Toronto Stock Exchange (TSX) regarding the Fund will facilitate the distribution of Units to BCE shareholders. Trades in Units that occur on July 10, 11 and 12, 2006 will qualify for special settlement on July 18, 2006, the anticipated date of delivery of Unit certificates to BCE shareholders.

Caution Regarding Forward Looking Statements

Certain statements made in this press release, including, but not limited to, the distribution to BCE common shareholders, by way of the BCE Plan, of an aggregate of approximately 64,627,558 units of the Fund (representing an approximate 28.8% interest in the Fund, on a fully-diluted basis), and other statements that are not historical facts, constitute forward-looking information and are subject to important risks, uncertainties and assumptions. In particular, in making these forward-looking statements BCE has assumed, among other things, that the BCE Plan will be completed in accordance with its terms. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on these forward-looking statements.

For additional information with respect to certain of these and other assumptions and risk factors, please refer to (i) BCE Inc.’s MD&A for the year ended December 31, 2005 dated March 1, 2006 filed by BCE Inc. with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com), and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as updated in BCE Inc.’s 2006 First Quarter MD&A dated May 2, 2006 which has also been filed with these regulatory authorities and is available on the same websites, and (ii) the management proxy circular of BCE Inc. dated April 12, 2006 which has also been filed with these regulatory authorities and is available on the same websites. The forward-looking statements contained in this press release represent BCE’s expectations as of July 7, 2006 and, accordingly, are subject to change after such date. However, BCE disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About BCE Inc.

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

For media inquiries, please contact:

Pierre Leclerc
BCE and Bell Canada, Media Relations
514-391-2007
1-877-391-2007
pierre.leclerc@bell.ca

For investor inquiries, please contact:

Thane Fotopoulos
BCE, Investor Relations
514-870-4619
thane.fotopoulos@bell.ca